UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486)
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
78,860

	8	SHARED VOTING POWER
53,301,893

	9	SOLE DISPOSITIVE POWER
78,860

	10	SHARED DISPOSITIVE POWER
53,301,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,301,893

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
WWT Opportunity #1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
53,301,893

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
53,301,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,301,893

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 8 (this “Amendment No. 8”) to the Statement on Schedule 13D in respect of the Common Shares of the Issuer (as previously hereby amended, the “Statement”) is being filed by the Reporting Persons with the SEC to report the events described herein. This Amendment No. 8 amends and supplements the Statement as originally filed with the SEC by the Shaun Noll on November 17, 2021 and previously amended by him on January 14, 2022, June 24, 2022, December 2, 2022, December 12, 2022 and November 27, 2023, and by the Reporting Persons on December 11, 2023 and December 28, 2023. Except as otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement prior to amendment hereby.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 9, 2024, the Issuer announced the closing of the sale of Common Shares pursuant to the exercise of Rights at a subscription price of CA$0.35 per Common Share. WWT1 exercised Rights to acquire 31,116,461 Common Shares. Mr. Noll exercised Rights to acquire 68,903 Common Shares. WWT1 and Mr. Noll paid the subscription price using cash on hand.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 8 is incorporated by reference in its entirety into this Item 5.

The percentages of the outstanding Common Shares reported herein as beneficially owned by the Reporting Persons are based upon 191,091,952 Common Shares outstanding on January 9, 2024, as announced by the Issuer in a Periodic Report on Form 8-K filed with the SEC on the same date.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 18, 2023

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll

WWT OPPORTUNITY #1 LLC

By:	/s/ Shaun Noll
Name: Shaun Noll Title: Managing Member